

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 3, 2009

Mr. L. Bryan Shaul
Executive Vice President and Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

     Re: **Sun Healthcare Group, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed March 4, 2009
            File No. 001-12040

Dear Mr. Shaul:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director